UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Jilin Chemical Industrial Company Limited

(Name of Subject Company (Issuer))

PetroChina Company Limited

Offeror
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Foreign Invested Shares (H Shares), Par Value RMB 1.00 Per Share
(Title of Class of Securities)

477418107
(CUSIP Number of Class of Securities)

Li Huaiqi
Secretary
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing 100011
The People’s Republic of China
(+86 10) 8488-6666
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
Lee Edwards, Esq.
Shearman & Sterling LLP
Suite 2318, China World Tower II
1 Jianguomenwai Dajie,
Chaoyang District
100004 Beijing, China
(+86 10) 6505-3399

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

PRESS RELEASE

Dated October 31, 2005

Proposed Acquisitions
PetroChina Company Limited (HKSE stock code: 0857; NYSE: PTR) announces that, subject to the satisfaction of various conditions, or if permissible, waiver of these conditions, it intends to make voluntary conditional offers to acquire (i) all outstanding overseas listed foreign invested ordinary shares (H shares, including H shares represented by American depositary shares) and domestic invested shares (A shares) of Jilin Chemical Industrial Company Limited, (ii) all outstanding domestic invested shares (A shares) of Jinzhou Petrochemical Co., Ltd. and (iii) all outstanding domestic invested shares (A shares) of Liaohe Jinma Oilfield Company Limited. These conditions include regulatory approvals, relief or exemptions and approvals of shareholders of respective target companies. As of October 30, 2005, PetroChina owned 67.3% of the outstanding share capital of Jilin Chemical Industrial Company Limited, 80.95% of the outstanding share capital of Jinzhou Petrochemical Co., Ltd. and 81.82% of the outstanding share capital of Liaohe Jinma Oilfield Company Limited.
* * * * *
This press release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. If required by U.S. securities laws, PetroChina will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”) in respect of its offer for the shares of Jilin Chemical Industrial Company Limited. In addition, if PetroChina files a Schedule TO, a related solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Jilin Chemical Industrial Company Limited. Investors should read any such Schedule TO, Schedule 14D-9 and any other documents relating to the offer for the shares of Jilin Chemical Industrial Company Limited carefully if and when any such documents are filed with the SEC because they will contain important information. If and when filed with the SEC, any such Schedule TO, Schedule 14D-9 and any related documents will be available free of charge at the SEC’s web site, at www.sec.gov. In addition, all such documents will be made available to investors in the U.S. free of charge by writing to Mr. Li Huaiqi at PetroChina Company Limited, 16 Andelu, Dongcheng District, Beijing, 100011, the People’s Republic of China.